SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 01, 2014

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
1 April 2014

Number:
06/14

MARKET SPECULATION

BHP Billiton notes recent speculation about the Group’s portfolio.

As we have said previously, the simplification of our portfolio is a priority and is something we have pursued for several years. In the last two years alone, the Group has announced or completed divestments in Australia, the United States, Canada, South Africa and the United
Kingdom, including petroleum, copper, coal, mineral sands, uranium and diamonds assets.

We believe that a portfolio focused on our major iron ore, copper, coal and petroleum assets would retain the benefits of diversification, generate stronger growth in free cash flow and a superior return on investment. By increasing our focus on these four pillars, with potash as a potential fifth, we will be able to more quickly improve the productivity and performance of our largest businesses.

We continue to actively study the next phase of simplification, including structural options, but will only pursue options that maximise value for BHP Billiton shareholders. Any course of action remains subject to detailed review and an assessment of alternatives.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations:

Australia
Emily Perry
Tel: +61 3 9609 2800 Mobile: +61 477 325 803
email: Emily.Perry@bhpbilliton.com
Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com
Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom
Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com
Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas
Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia
Tara Dines
Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Tara.Dines@bhpbilliton.com
Jodie Phillips
Tel: +61 3 9609 2069 Mobile: +61 418 710 516
email: Jodie.Phillips@bhpbilliton.com

United Kingdom and South Africa
Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Jonathan.H.Price@bhpbilliton.com
Dean Simon
Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Dean.Simon@bhpbilliton.com

Americas
James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com
Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: Level 16, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1LH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : April 01, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary